FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November 2008

Commission File Number: 001-15152

SYNGENTA AG
(Translation of registrant’s name into English)

Schwarzwaldallee 215
4058 Basel
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Re:                       SYNGENTA AG
Press Release: "Syngenta acquires Argentine seeds company SPS”

Herewith we furnish a press release related to Syngenta AG. The full text of the press release is the following:

# # #

Item 1

Syngenta International AG Media Office CH-4002 Basel Switzerland Tel:+41 61 323 23 23 Fax:+41 61 323 24 24 www.syngenta.com	Media contacts: Médard Schoenmaeckers Switzerland +41 61 323 2323 Anne Burt USA+1 202 628 2372	Analyst/Investor contacts: Jennifer Gough Switzerland +41 61 323 5059 USA+1 202 737 6521 John Hudson Switzerland +41 61 323 6793 USA+1 202 737 6520

Basel, Switzerland, November 10, 2008

Syngenta acquires Argentine seeds company SPS

Syngenta announced today that it has signed and closed an agreement to acquire SPS Argentina SA (SPS), a company primarily specialized in the development, production and marketing of soybean, corn and sunflower. The transaction will give Syngenta a significantly increased presence in the important soybean market in Argentina, complementing its existing strong positions in corn and sunflower.

Davor Pisk, Chief Operating Officer of Syngenta Seeds, said: “This investment expands our customer base in Argentina and accelerates the introduction of our proprietary GM traits in soybean and corn. For Argentine growers, it translates into a broader offer of high quality seeds to support their important contribution to global food supply. I am pleased to welcome all SPS employees to Syngenta.”

SPS has an excellent reputation in the agricultural sector. The company was established in 1972 and is based in Buenos Aires Province, where it also runs an advanced research program. SPS has around 50 employees and recorded sales of $15 million in the fiscal year to March 2008.

Argentina is the world’s third largest soybean producer with 21% of global soybean production. In 2007, some 48 million tons were harvested, mostly for export to Asia and Europe.

Syngenta already develops, produces and markets premium quality seeds under the NK®, Rogers® and S&G® brands in Argentina. Its portfolio includes soybean, corn, sunflower, sorghum and vegetable seeds.

The transaction is subject to approval by the Argentine antitrust authorities. Financial details have not been disclosed.

Syngenta is a world-leading agribusiness committed to sustainable agriculture through innovative research and technology. The company is a leader in crop protection, and ranks third in the high-value commercial seeds market. Sales in 2007 were approximately $9.2 billion. Syngenta employs over 21,000 people in more than 90 countries. Syngenta is listed on the Swiss stock exchange (SYNN) and in New York (SYT). Further information is available at www.syngenta.com.

Cautionary Statement Regarding Forward-Looking Statements

This document contains forward-looking statements, which can be identified by terminology such as ‘expect’, ‘would’, ‘will’, ‘potential’, ‘plans’, ‘prospects’, ‘estimated’, ‘aiming’, ‘on track’ and similar expressions. Such statements may be subject to risks and uncertainties that could cause the actual results to differ materially from these statements. We refer you to Syngenta's publicly available filings with the U.S. Securities and Exchange Commission for information about these and other risks and uncertainties. Syngenta assumes no obligation to update forward-looking statements to reflect actual results, changed assumptions or other factors. This document does not constitute, or form part of, any offer or invitation to sell or issue, or any solicitation of any offer, to purchase or subscribe for any ordinary shares in Syngenta AG, or Syngenta ADSs, nor shall it form the basis of, or be relied on in connection with, any contract therefor.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SYNGENTA AG

Date:	November 10, 2008	By:	/s/ Christoph Mäder
			Name:	Christoph Mäder
			Title:	Head Legal & Taxes